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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2004

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X    Form 40-F
                               -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes        No    X
                        -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

DISCLOSURE REGARDING THE RESOLUTIONS TAKEN BY THE ANNUAL GENERAL MEETING ON APRIL 27, 2004

Converium Holding Ltd's shareholders took the following resolutions in the Annual General Meeting, dated April 27, 2004:

1. Approval of the annual report, the annual financial statements and the consolidated annual financial statements (consolidated statements) for 2003; acknowledgement of the reports of the auditors and group auditors

2.   Allocation of available earnings and declaration of a gross dividend of CHF
     1.50 per registered share entitled to dividends. Dividend payment will be made with effect from April 29, 2004 by any Swiss branches of Credit Suisse Boston and Credit Suisse.

3. Release of the members of the Board of Directors and of the management from liability

4.   Re-election of the following Board members:

     o    Peter C. Colombo
     o    Terry G. Clarke
     o    Dr. Jurgen Forterer
     o    Derrell J. Hendrix

     5.   Amendments to the Articles of Incorporation:

          5.1 Deletion of Art. 3a of the Articles of Incorporation ("Contingent share capital for the participation of employees") and replacement by a new Art. 3a ("Contingent share capital for Option Rights and/or Conversion Rights")

          5.2  Creation of authorized share capital

6.   Election of the auditors and group auditors




-----------------------                        -----------------------
Christian Felderer                                  Livia Gassner
General Legal Counsel                               Legal Counsel

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CONVERIUM HOLDING AG




                                       By:  /s/ Dirk Lohmann
                                       ----------------------------
                                            Name:      Dirk Lohmann
                                            Title:     CEO




                                       By:  /s/ Christian Felderer
                                       ----------------------------------
                                            Name:      Christian Felderer
                                            Title:     General Legal Counsel



Date:  April 30, 2004